                                                                    EXHIBIT 99-B

       The following is the information set forth under the section entitled "Description of the Xavier-Delaware Securities" from pages 89-93 of the Registrant's Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on May 15, 1996, relating to Form S-4 Registration Statement No. 33-99126, which has been incorporated by reference into Part II, Item 2 of this Form 10-Q:


                 DESCRIPTION OF THE XAVIER-DELAWARE SECURITIES

       The following summary description of the capital stock of Xavier-Delaware does not purport to be complete and is qualified in its entirety by reference to the Xavier-Delaware Certificate and By-Laws, copies of which are attached as Exhibit G and Exhibit H, respectively. Furthermore, the following discussion describes the capital stock of the Company assuming that the Domestication and Merger have already been effected. If the Domestication occurs but the Merger does not, the following description will also apply to the Securities of Xavier-Canada as a Delaware corporation.

  GENERAL


       The authorized capital stock of the Company consists of 300 million shares of Common Stock, US$0.0001 par value per share, of which 16,223,639 (assuming the effectuation of a one-for-four reverse stock split to be effected in the Consolidation) will be issued and outstanding, and ten million shares of Preferred Stock, par value US$0.0001 per share ("Preferred Stock"), 100 of which are designated Class A Convertible Preferred Stock. The Company has agreed to issue 26 shares of Class A Convertible Preferred Stock prior to the Consolidation. See "Certain Transactions--Interest Purchase
  Agreements."

  COMMON STOCK

       Subject to the rights of holders of Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can select all of the directors. In addition, super majority voting requirements apply in respect of certain stockholder actions.

       Holders of Common Stock have no preemptive rights to subscribe for any additional securities that Xavier-Delaware may issue and there are no redemption provisions or sinking fund provisions applicable to the Common Stock, nor is the Common Stock subject to calls or assessments by the Company. All shares of Common Stock to be outstanding upon completion of the Domestication and Merger will be legally issued, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of the Company, holders of the shares of Common Stock are entitled to share equally, share-for-share, in the assets available for distribution after payment to all creditors of the Company, subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock.

  PREFERRED STOCK

       Pursuant to the Xavier-Delaware Certificate, the Board of Directors of the Company is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock from time to time in one or more series and to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and relative, participating, optional and other special rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has such power to establish the powers, preferences and rights of each series, it may afford the holders of Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. Although the Company has no current intention to issue additional shares of Preferred Stock, other than additional shares of Convertible Preferred Stock in accordance with the terms of the Interest Purchase Agreements, the issuance of such shares, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

       CLASS A CONVERTIBLE PREFERRED STOCK.

       The Company has agreed to issue an aggregate of at least 26 shares of Convertible Preferred Stock to Messrs. Dittmar and Bowman. The issuances of these 26 shares will occur prior to the Consolidation. See "Certain Transactions--Interest Purchase Agreements" for the terms of the Convertible Preferred Stock.

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   WARRANTS, OPTIONS AND CONVERTIBLE SECURITIES

       The following table delineates the terms of certain warrants Xavier-Canada has outstanding. After the Merger, these Warrants will remain outstanding as obligations of Xavier-Delaware. Among other terms, these Warrants contain certain anti-dilution provisions and certain registration rights. See "--Registration Rights."


                                            UNDERLYING         EXERCISE    EXPIRATION
                 NAME                     COMMON SHARES        PRICE*        DATE
                ------                  -------------------  -----------  -----------
GHL Warrants..........................            384,615      1.30        12/31/96
AZ Warrants(1)........................          1,132,800   US$3.66          6/1/96
Settlement Warrants...................            350,000      1.58         9/15/97
Russ Oil Warrants(2)..................         15,461,675   SEK9.15(3)     11/27/97
Private Placement Warrants, Group I...         40,327,470    2.00(4)(5)    12/31/96
Private Placement Warrants, Group II..         13,861,462      2.00(4)      3/31/97
Other Warrants........................             25,000      2.25         4/21/96
                                               ----------
                                      TOTAL    71,543,022
                                               ==========

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  * In Canadian dollars unless otherwise indicated.
  (1) In connection with the renegotiation of these warrants, which were issued in a private placement along with 1,132,800 Common Shares, the Company has agreed to issue an aggregate of 1,132,800 warrants replacing these warrants. The replacement warrants will be exercisable at a price of CDN$2.00 per share and expire on March 28, 1998.
  (2) For a further discussion of these warrants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Risk Factors--Risks Related to the Company-- KMNGG Transactions," "Business--KMNGG" and "Certain Transactions--KMNGG Transactions."
  (3) On April 15, 1996, the noon buying rate for Swedish Kroner as reported by the Comerica Bank was US$0.1478 for every SEK1.00.
  (4) These warrants provide that the exercise price therefor will be adjusted to the price any of the Company's securities are sold to the public in an initial public offering in the United States pursuant to an effective registration statement under the Securities Act.
  (5) Includes warrants to purchase 213,202 Common Shares transferred to Mr. Parsons, an officer of the Company, by Europa Securities, his former employer, in connection with services he provided Europa prior to joining the Company.

       The Company has also agreed to issue warrants to purchase 1,000,000 Common Shares to MRI International Enterprises Incorporated, an affiliate of MRI, on the date of the Company's first public equity offering in the United States at an exercise price that is 20% less than the market price of its common stock on the date of such offering. These warrants will be exercisable for five years from the date of grant. See "Business--Western Siberia Technical Services Agreements."

       The Company has agreed to issue warrants to purchase 150,000 Common Shares at a price of CDN$1.75, expiring July 31, 1997, to Mr. Hannesson, a director of Xavier-Canada, in connection with certain services he provided to the Company during its private placement in 1994 while he was a director of the Company.

       The Company has agreed to issue warrants to certain persons who have provided services to the Company from time-to-time to purchase an aggregate of 275,000 Common Shares at a price of CDN$2.00 per share that expire on September 1, 1997.


       The Company has agreed to issue warrants to certain persons to purchase an aggregate of 55,157 Common Shares at a price of CDN$2.00 per share that expire on May 10, 1997.

       In connection with the purchase of certain oilfield equipment from PPI, the Company has agreed to issue warrants, expiring January 31, 1998, to purchase a currently undeterminable number of Common Shares in connection with the purchase of oil field equipment, at a price of CDN$2.20 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Resources."

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       The Company currently has outstanding options to purchase 850,000 Common
  Shares (without taking in account the one-for-four reverse stock split to be effected in the Consolidation). Such options are all vested except for options to purchase 112,500 and 57,500 Common Shares held by Messrs. Dittmar and Bowman, respectively. Of the total outstanding options, 425,000 expire on November 5, 1998, 50,000 expire on October 21, 1999 and 375,000 expire on September 23, 2000.

  PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECTS

       The Certificate of Incorporation (the "Certificate") and the Bylaws of Xavier-Delaware contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy contests. Set forth below is a description of such provisions in the Certificate and the Bylaws. The Board of Directors has no current plant to formulate or effect additional measures that could have an anti-takeover effect.

       Pursuant to the Certificate, directors, other than those, if any, elected by the holders of Preferred Stock, can be removed only with cause from office by the affirmative vote of the holders of 66-2/3% of the voting power of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock"). Vacancies on the Board of Directors may be filled by the remaining directors without stockholder approval.

       The Certificate provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year term. The classification of the Board of Directors makes it more difficult to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

       The Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business transaction" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" generally includes, without limitation, a merger, assets or stock sale, or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

       The Certificate provides that except as otherwise provided for with respect to the rights of holders of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Company at any annual special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders, unless the actions to be effected by written consent of the stockholders and the taking of such action by such written consent has been expressly approved in advance by the Board of Directors. This provision makes it difficult for stockholders to initiate or effect an action by written consent, and thereby effect an action opposed by the Board of Directors. The Certificate and Bylaws also provide that special meetings of stockholders may be called only by the Chairman of the Board of the Company or a majority of the Board of Directors of the Company. In addition, the Bylaws set forth an advance notice procedure with regard to business to be brought before an annual meeting of stockholders of the Company.

       The Certificate further provides that the Board of Directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws. However, stockholders may only adopt, alter, amend or repeal provisions of the Bylaws by a vote of 66-2/3% or more of the combined voting power of the then outstanding

  Voting Stock. In addition, the Certificate provides that whenever any vote of Voting Stock is required by law to amend, alter, repeal or rescind ("Change") any provision thereof, then, in addition to any affirmative vote required by law (i) the affirmative vote of 66-2/3% or more of the combined voting power of the then outstanding shares of Voting Stock is required to Change certain provisions of the Certificate, including the provisions referred to above relating to interested stockholder transactions, the filling of vacancies on the Board of Directors, the removal of directors, the limitations on stockholder action by written consent, the calling of special meetings by stockholders and the approval of amendments to the Company's Bylaws and (ii) if at such time there exists one or more interested stockholders, such Change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the outstanding shares of Voting Stock beneficially owned by persons other than the interested stockholder or any affiliate or associate thereof.

       Pursuant to the Certificate, the Board of Directors is also authorized to issue shares of "blank check" preferred stock that may have the effect of discouraging an unsolicited acquisition proposal. See "--Preferred Stock-- Blank Check Preferred Stock."

  ALBERTA STOCK EXCHANGE

       Under the rules of the ASX, Xavier-Canada is required to make application for approval of the Domestication and Merger. The listing of the Xavier-Delaware Common Stock following the Merger is subject to receipt of such approval. Xavier-Canada intends to submit necessary documentation with respect to such application to the ASX when and as required, and Xavier-Canada expects that the Xavier-Delaware Common Stock will be listed on the ASX upon the effectiveness of the Merger. In addition, the Company intends to apply for listing of the Xavier-Delaware Common Stock on Nasdaq.

  EXCHANGE AGENT, TRANSFER AGENT AND REGISTRARS

       The Exchange Agent for exchange of stock certificates following the Merger and payment of cash in lieu of fractional shares will be The R-M Trust Company, at its principal offices at 393 University Avenue, Toronto, Ontario, M5G 1E5. The Transfer Agent and Registrar for the Common Shares is The R-M Trust Company.

  DIVIDEND POLICY

       The Company has not paid cash dividends on its common equity securities in the last 10 years. The Company paid a stock dividend on May 20, 1993 and does not anticipate that it will do so in the foreseeable future. The Company's current policy is to retain earnings, if any, to finance the anticipated growth of its business. Any further determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company may procure credit from third parties for additional capital for exploration and development activities. It is likely that any credit facility procured by the Company may limit or restrict the Company's ability to pay cash dividends on the Common Stock under certain circumstances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  REGISTRATION RIGHTS

       Settlement Warrants. The Settlement Warrants contain "piggyback" registration rights that allow the holders thereof to require the Company to register the underlying shares of common stock if the Company files a registration statement under the Securities Act. If such registration statement is with respect to an underwritten offering, the underwriter thereof may reduce the amount of "piggyback" shares to be registered in the underwriting in its discretion. These registration rights include traditional covenants and indemnification provisions including the indemnification of the selling shareholder for violations of the Securities Act. These rights expire in October 1996.

       Private Placement Warrants. These warrants contain "piggyback" registration rights that allow the holders thereof to require the Company to register the underlying shares of common stock if the Company files a registration statement under the Securities Act. If such registration statement is with respect to an underwritten offering, the underwriter thereof may reduce the amount of "piggyback" shares to be registered in the underwriting in its discretion. These registration rights include traditional covenants and indemnification provisions including the indemnification of the selling shareholder for violations of the Securities Act. These rights expire in December 1996.

       Russ Oil Warrants. These warrants contain "piggyback" registration rights that allow the holders thereof to require the Company to register the underlying shares of common stock if the Company files a registration statement under the Securities Act. If such registration statement is with respect to an underwritten offering, the underwriter thereof may reduce the amount of "piggyback" shares to be registered in the underwriting in its discretion. These registration rights include traditional covenants and indemnification provisions including the indemnification of the selling shareholder for violations of the Securities Act. These rights expire in November 1997.